UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 6)

Terra Industries Inc.

(Name of Subject Company)

Terra Industries Inc.

(Name of Person Filing Statement)

Common Shares, without par value

(Title of Class of Securities)

880915103

(CUSIP Number of Class of Securities)

Douglas C. Barnard, Esq.

Vice President and Secretary

Terra Industries Inc.

Terra Centre

600 Fourth Street

P.O. Box 6000

Sioux City, Iowa 51102-6000

Telephone: (712) 277-1340

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Brian W. Duwe, Esq. Richard C. Witzel, Jr., Esq. Skadden, Arps, Slate, Meagher & Flom LLP 155 North Wacker Drive Chicago, Illinois 60606 Telephone: (312) 407-0700	Faiza J. Saeed, Esq. Thomas E. Dunn, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 Telephone: (212) 474-1000	David C. Karp, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Telephone: (212) 403-1000

☐                 Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Terra Industries Inc., a Maryland corporation (“Terra”), with the Securities and Exchange Commission on March 12, 2010, relating to the offer by CF Industries Holdings, Inc., a Delaware corporation (“CF”), through its indirect wholly-owned subsidiary, Composite Merger Corporation, a Maryland corporation (“CF Sub”), as disclosed in the Tender Offer Statement on Schedule TO, dated March 5, 2010 (as amended or supplemented from time to time, the “Schedule TO”), to exchange each outstanding common share of Terra, without par value (the “Terra Common Shares”), for (i) $37.15 in cash, less any applicable withholding taxes and without interest, and (ii) 0.0953 of a share of common stock, par value $0.01 per share, of CF (together with the associated preferred stock purchase rights) (the “CF Common Stock”), upon the terms and subject to the conditions set forth in (a) the Prospectus/Offer to Exchange, dated April 2, 2010 (as amended or supplemented from time to time, the “Exchange Offer”), and (b) the related Letter of Transmittal (which, together with the Exchange Offer and any amendments or supplements thereto from time to time, constitute the “Offer”). Capitalized terms used but not defined herein have the meanings set forth in the Statement. Except as specifically noted herein, the information set forth in the Statement remains unchanged.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

“Item 2. Identity and Background of Filing Person—Offer” is hereby amended and supplemented by adding the following paragraph after the ninth paragraph thereof:

On April 12, 2010, CF announced the extension of the subsequent offering period until 5:00 p.m., New York City time, on Wednesday, April 14, 2010, unless further extended.  As of 5:00 p.m., New York City time on April 9, 2010, a total of 87,629,266 Terra Common Shares, representing approximately 87.5% of the outstanding Terra Common Shares, had been validly tendered and accepted for payment in the Offer.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

“Item 4. The Solicitation or Recommendation—Background of the Offer and Reasons for Recommendation—Background of the Offer” is hereby amended and supplemented by adding the following paragraph at the end thereof:

On April 12, 2010, CF announced the extension of the subsequent offering period until 5:00 p.m., New York City time, on Wednesday, April 14, 2010, unless further extended.  As of 5:00 p.m., New York City time on April 9, 2010, a total of 87,629,266 Terra Common Shares, representing approximately 87.5% of the outstanding Terra Common Shares, had been validly tendered and accepted for payment in the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

TERRA INDUSTRIES INC.

By:	/s/ DOUGLAS C. BARNARD
Name: Douglas C. Barnard
Title: Vice President and Secretary

Dated: April 12, 2010